FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”) Suite 2300, 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 19, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is June 19, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have received coal licenses for the Carbon Creek Metallurgical Coal Deposit in northeastern British Columbia.

Item 5.	Full Description of Material Change

The Issuer reports that coal tenure application 414152, which covers a significant portion of the Carbon Creek metallurgical coal property, has been processed by the British Columbia Ministry of Energy and Mines resulting in the issuance of 4 coal licenses: 418174, 418175, 418176 & 418177. These coal licenses cover an area of 3,680 hectares that is contiguous to the 10 Crown Granted District Lots leased by the Issuer (2,600 Ha), which area collectively contains a NI 43-101 measured and indicated resource of 166.7 million tonnes of metallurgical grade coal.

Permits for drilling are expected in advance of the proposed resource definition drill program, scheduled to commence in July 2012. The program will complete collection of all engineering and geological information in support of a Feasibility Study. In addition to the drilling component, the program will include analysis of coal quality necessary to finalize coal product specification to ultimately secure off-take agreement(s). Environmental base line work, which is an essential component of securing a permit to operate a mine, is ongoing and will address all requirements outlined in the Company’s Project Description, which was approved by the BC Environmental Assessment Office last month (NR12-11, May 9, 2012).

About Carbon Creek

The Carbon Creek deposit is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current (October 1, 2011) resource estimate of 166.7 million tonnes of measured and indicated, with an additional 167.1 million tonnes of inferred, ASTM Coal Rank mvB coal. The Issuer released results of an independent PEA, including an updated resource estimate) in December 2011, which estimates a post-tax, undiscounted cash flow of $3.1 billion (on a 75% basis). The PEA contemplates production of 2.9 million tonnes of saleable metallurgical coal products per annum (NR11-20, December 12, 2011).

The Issuer cautions that the PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in further studies. The PEA is based on the current (as at October 1, 2011) Carbon Creek estimated resource model, which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Carbon Creek deposit, the potential for a production decision to be made at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the timing of the EA process and of any issuance of a permit thereunder, the securing of any off-take agreements for Carbon Creek products, the completion of a feasibility study, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of Carbon Creek products to meet required specifications for metallurgical coal, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

June 20, 2012